September 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re: Ardagh Metal Packaging S.A.

Registration Statement on Form F-4

File No. 333-259225

Dear Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-259225) filed by Ardagh Metal Packaging S.A. (the “Company”) with the U.S. Securities and Exchange Commission on September 1, 2021 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on September 7, 2021, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Shearman & Sterling LLP, by calling Richard B. Alsop at (212) 848-7333 and sending an email to Richard.Alsop@Shearman.com.

[Signature Page Follows]

Very truly yours,

ARDAGH METAL PACKAGING S.A.

By:	/s/ Oliver Graham
Name:	Oliver Graham
Title:	Chief Executive Officer

cc: Torsten Schoen, Chief Legal Officer & Company Secretary, Ardagh Group S.A.

Richard B. Alsop, Esq., Shearman & Sterling LLP